EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and

Ratio of Combined Fixed Charges and Preference Dividends to Earnings

	Fiscal Year Ended December 31,					Three Months Ended March 31, 2008
	2003	2004	2005	2006	2007
Earnings:
Net loss	$(36,681)	$(34,625)	$(26,537)	$(17,577)	$(21,983)	$(8,626)
Add: Fixed charges	1,010	762	698	420	419	130

Earnings as defined	$(35,671)	$(33,863)	$(25,825)	$(17,157)	$(21,564)	$(8,496)

Fixed Charges – Interest expense
Interest expense	$680	$434	$325	$20	$17	$30
Estimated interest component of rent	330	328	373	400	402	100

Total fixed charges	$1,010	$762	$698	$420	$419	$130

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to earnings, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense. Earnings were insufficient to cover fixed charges by approximately $1.0 million in 2003, $0.8 million in 2004, $0.7 million in 2005, $0.4 million in 2006, $0.4 million in 2007 and $0.1 million in the three month period ended March 31, 2008. For the periods set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.

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